WINSONIC DIGITAL MEDIA GROUP, LTD.
101 Marietta St. N.E.
2600 Centennial Towers
Atlanta, GA 30303

January 23, 2006

Mr. Steven Jacobs
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

RE:	Winsonic Digital Media Group, Ltd. File No. 0-32231

Gentlemen:

In response to the Staff’s Comment Letter dated November 17, 2005, on behalf of the issuer Winsonic Digital Media Group, Ltd. (the “Company”). I am hereby acknowledging that:

1.
The Company’s auditors, De Joya & Company, have revised their audit report to conform with the guidance at AICPA Auditing Standards Section 543 Part of Audit Performed by Other Independent Auditors and Illustration 1 therein. Specifically, the introduction paragraph was revised to eliminate “and for the period from September 10, 2002 (Inception) through December 31, 2004”. Also, the introductory paragraph has been revised to indicate the magnitude of the portion of the financial statements audited by the other auditor. The scope paragraph has been modified to indicate that the principal auditor’s audit and the report of the other auditor provide a reasonable basis for the opinion on the financial statements. The opinion paragraph has been revised to eliminate “and for the period from September 10, 2002 (Inception) through December 31, 2004”. Finally, the opinion paragraph was revised to indicate shared responsibility for the audit opinion (i.e., that the opinion is based, in part, on the report of the other auditor).

2.
The Company has restated the statement of changes in stockholders’ deficit in response to comment #3 of the Staff’s Comment Letter dated September 15, 2005, as well as in response to comment #2 of the Staff’s Comment Letter dated November 17, 2005. Specifically, the statement of changes in stockholders’ deficit on page F-3 has been restated to reflect the 10,000,000 shares of common stock issued by Media & Entertainment.com, Inc. to acquire all of the outstanding capital stock of WinSonic Holdings, Ltd. Via Winsonic Acquisition Sub, Inc. on October 7, 2004 (acquisition date) as recasted as issued and outstanding as of September 10, 2002 (inception date). Additionally, the 21,956,138 shares of existing Media & Entertainment, common stock outstanding as of October 7, 2004 (acquisition date) has been recasted as outstanding for all periods from September 10, 2002 (inception date).

Note 1 - Organization and Purpose (on F-7) has been modified to reflect the restated items in the statement of changes in stockholders’ deficit. The balance sheets, statements of operations, statements of cash flows as of and for the periods ended December 31, 2003 (restated) and December 31, 2004. Note 12 - Restatement of Fiscal Year 2003 (page F-19) have also been modified for the recasting of shares.

3.
The Company has reviewed its accounting treatment of the convertible debentures and warrants previously taken in which an embedded conversion feature was considered as equity, under the guidance of EITFs 98-5 and 00-27. The Company’s position has been revised to hold that the embedded conversion feature which states that the debt is convertible at the lower of $.70 per share or 15% below market does not meet the definition of a conventional convertible debt as defined in paragraph 4 of EITF 00-19, and therefore subject to the guidance of SFAS 133.

The Company performed a review of the instrument in light of paragraphs 12 through 32 of EITF 00-19, for possible inclusion as an equity instrument, and therefore exclusion from the scope of SFAS 133 as a liability instrument. The following conditions of paragraphs 12 through 32 of EITF 00-19 were not met:

A.
Paragraph 19. The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain open. The Company has determined that the embedded derivative stating that the debt is convertible at the lower of $.70 per share or 15% below market may result in a need to issue an indeterminate amount of shares that may exceed the amount of shares authorized and unissued. Therefore, the instrument does not meet the criteria as set forth in paragraph19.

B.
Paragraph 20. The contract contains an explicit limit on the number of shares to be delivered in a share settlement. The Company concludes that the contract does not contain an explicit limit or cap on the number of shares to be delivered in a share settlement. Therefore, because an indeterminate amount of shares may need to be issued due to the embedded conversion feature, the Company is unable to conclude that it has sufficient available and unissued shares, and that net-share settlement of the instrument is not within the control of the Company. The instrument does not meet the criteria as set forth in paragraph 20.

The conclusion is that the instrument is excluded from an equity classification under EITF 00-19. A derivative liability will be recorded, with future changes in fair value to be recorded in the income statement. A beneficial conversion feature will not be recorded.

4.
The Company has performed a thorough analysis of all of the provisions of the convertible debt instruments. The Company detected no other provisions within the convertible debt instruments that may be problematic under paragraphs 12-32 of EITF 00-19. The disclosures have been expanded to note that there are no limits on the amount of common stock that may be used to repay the debt. Also, the disclosure will note that other than the embedded conversion feature noted in comment #3 above, there are no terms that may result in changes to the conversion price. Significant terms of the agreement, including but not limited to outstanding principal, accrued interest, annual interest rate, maturity date, derivative liability (and related current effect on the income statement), have been included within the disclosure. The Convertible Note and Purchase Warrant Agreements were filed on EDGAR on January 6, 2006.

5.
There is not a cashless exercise option associated with the Company’s Purchase Warrant Agreements, and thereby does not meet the definition of a derivative under paragraph 6c of SFAS 133 or the definition of a net settlement under paragraph 9 of SFAS 133.

6.	The undersigned further acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and
•
Staff comments or changes to disclosure in response to staff comments do no foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

Winsonic Digital Media Group, Ltd.

By: __________________________
Winston Johnson, CEO